Exhibit 12.1

AMERICAN HOMES 4 RENT
RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

	Nine Months Ended	Year ended December 31,
(Amounts in thousands)	September 30, 2017	2016	2015	2014	2013 (1)	2012
Earnings:
Income (loss) from continuing operations	$45,959	$10,446	$(47,948)	$(33,092)	$(20,074)	$(10,236)
Less: equity in earnings of joint ventures	(1,367)	(860)	—	—	—	—
Add: fixed charges	90,576	133,783	98,103	33,077	10,016	—
Less: capitalized interest	(3,171)	(2,290)	(8,690)	(13,196)	(9,646)	—
Less: gain on remeasurement of equity method investment	—	—	—	—	(10,945)	—
Less: gain on conversion of Series E units	—	(11,463)	—	—	—	—
Less: remeasurement of Series E units	—	—	(2,100)	5,119	2,057	—
Less: remeasurement of participating preferred shares	(1,341)	7,020	4,830	6,158	1,810	—
Add: preferred distributions	46,122	43,264	41,067	37,528	16,223	—
Total earnings	$176,778	$179,900	$85,262	$35,594	$(10,559)	$(10,236)

Combined fixed charges and preferred distributions:
Interest expense (including amortization of loan costs)	$86,873	$130,847	$89,413	$19,881	$370	$—
Capitalized interest	3,171	2,290	8,690	13,196	9,646	—
Portion of rental expense which represents interest factor	532	646	—	—	—	—
Fixed charges	$90,576	$133,783	$98,103	$33,077	$10,016	$—
Preferred distributions (2)	46,122	43,264	41,067	37,528	16,223	—
Combined fixed charges and preferred distributions	$136,698	$177,047	$139,170	$70,605	$26,239	$—

Ratio of earnings to fixed charges	1.95	1.34	0.87	1.08	N/A	N/A

Ratio of earnings to combined fixed charges and preferred distributions	1.29	1.02	0.61	0.50	N/A	N/A

Surplus (deficiency) of earnings to fixed charges	$86,202	$46,117	$(12,841)	$2,517	$(20,575)	$(10,236)

Surplus (deficiency) of earnings to combined fixed charges and preferred distributions	$40,080	$2,853	$(53,908)	$(35,011)	$(36,798)	$(10,236)

(1)	Excludes discontinued operations.

(2)
Includes distributions of $4.7 million on Series A participating preferred shares, $4.1 million on Series B participating preferred shares, $7.8 million on Series C participating preferred shares, $13.1 million on Series D perpetual preferred shares, $11.0 million on Series E perpetual preferred shares, $4.0 million on Series F perpetual preferred shares and $1.4 million on Series G perpetual preferred shares for the nine months ended September 30, 2017. Includes distributions of $6.3 million on Series A participating preferred shares, $5.5 million on Series B participating preferred shares, $10.5 million on Series C participating preferred shares, $10.6 million on Series D perpetual preferred shares, $7.4 million on Series E perpetual preferred shares and $3.0 million on Series C convertible units for the year ended December 31, 2016. Includes distributions of $6.3 million on Series A participating preferred shares, $5.5 million on Series B participating preferred shares, $10.5 million on Series C participating preferred shares and $18.8 million on Series C convertible units for the year ended December 31, 2015. Includes distributions of $6.3 million on Series A participating preferred shares, $5.7 million on Series B participating preferred shares, $6.9 million on Series C participating preferred shares and $18.6 million on Series C convertible units for the year ended December 31, 2014. Includes distributions of $1.2 million on Series A participating preferred shares, $14.9 million on Series C convertible units and $0.2 million on 3.5% convertible perpetual preferred units for the year ended December 31, 2013.